October 19, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Stop 3561

Washington, D.C. 20549

Attention:	Daniel Morris, Esq.

  Attorney Advisor

Re:	JetBlue Airways Corporation Definitive 14A Filed April 2, 2007 File No. 000-49728

Ladies and Gentlemen:

On behalf of JetBlue Airways Corporation, or JetBlue or the Company, set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, or the Staff, set forth in the Staff’s letter dated August 21, 2007, regarding the above-referenced filing. For your convenience, we have repeated each of the comments set forth in the Staff’s letter, followed by our responses to each comment.

Compensation Discussion and Analysis, page 16

1.

Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we noted limited analysis on pages 18 and 19 of how your long term equity awards were determined. In this regard, although your disclosure provides

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

general information relating to this form of compensation, provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

We will provide the requested expanded disclosure in our future proxy statements.

As disclosed in our 2006 proxy statement, our named executive officers receive compensation in the form of base salary, annual (cash) incentive bonuses, long-term incentive awards, and perquisites. Through and including 2006, we did not have any retirement programs in place other than the Company’s 401(k) plan with a Company match component that is available to all of our crewmembers. We blend these elements in order to formulate compensation packages which provide competitive pay and reward the achievement of financial, operational and strategic objectives (which management sets forth annually in a company-wide document that we refer to as our “Flight Plan”).

Historically, at the executive officer level, our cash incentive bonuses have been based on the Company’s achievement of our corporate goals set forth in our Flight Plan. Stock options have been awarded annually in amounts that vary automatically according to a crewmember’s level within our organization, as approved by the Compensation Committee. In 2006, options were granted to our named executive officers in such predetermined amounts.

Since our inception, we have provided long-term incentive awards in the form of stock options because we and the Compensation Committee believed that the potential financial upside for a growth company, such as JetBlue, was a benefit desired by, and an appropriate reward to, our crewmembers. However, in light of our adoption of SFAS 123(R) in 2006, which significantly increased the amount our stock-based compensation expense, combined with our slower growth reported last year, we began investigating other types of long-term incentive awards, including potential grants of restricted stock units.

To understand our compensation philosophy, it is important to note that we believe that compensation is not the only reason we attract people to JetBlue. We strive to hire and retain talented people who are compatible with our corporate culture, interested and committed to our core values, and who are looking to make a contribution to our mission of Bringing Humanity Back to Air Travel in new and innovative ways. We and the

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

Compensation Committee believe that our innovative approach to a traditionally less than innovative industry and our unique culture has made JetBlue an attractive employer even if we do not offer premium industry compensation to our senior management.

In 2006, three of our named executive officers (David Neeleman, our Chairman and CEO, David Barger, our President and COO, and John Owen, our EVP, Supply Chain and IT) each had an existing employment agreement that provided for an annual salary of $200,000 and a guaranteed annual bonus of $75,000. These agreements are discussed in detail in our proxy statement under the heading “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.” As a result of these contractually required compensation amounts, there was little discretion on the part of the Committee in approving compensation levels for these officers in 2006. With respect to their 2006 bonus payments, Mr. Neeleman and Barger each waived part of their contractually guaranteed bonus to bring this component of their compensation into line with the bonuses we paid to our other executive officers based on our performance against our Flight Plan.

Base salary and incentive (bonus) compensation for our remaining named executive officers is discussed below in response to Comment 3. The requested additional disclosure relating to long-term equity award payout determinations is provided below in response to Comment 5.

Role of Executive Officers in Compensation Decisions, page 17

2.

Your disclosure in this section is unclear as to which person or body determines the compensation of your executives, particularly your chief executive officer. Please expand your disclosure to discuss in greater detail the responsibilities of the compensation committee and board of directors’ and the interaction between these groups when setting compensation for the chief executive officer and other senior executives. Refer to Item 402(b)(2)(xv) of Regulation S-K.

We will clarify our disclosure in the future to discuss in greater detail the responsibilities of our Compensation Committee and our Board of Directors’ and the interaction between them when determining compensation for our Chief Executive Officer and other senior executives. We anticipate providing such revised disclosure in future proxy statements, similar to the following:

The Compensation Committee reviews and establishes, subject to ratification by the Board of Directors, the compensation arrangements for the Chief Executive Officer and the other executive officers of the Company,

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

including salaries, bonuses and grants of awards and administration of the Company’s equity incentive plans.

Base Salary, page 17

3.

The precise nature of your benchmarking activities is not clear. Please identify the companies, including those whose information is included in the proprietary data purchased by the company, considered in your internal review of the market position of your executive compensation practices. Further, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. This disclosure should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

We will expand our disclosure in future proxy statements to discuss in greater detail our benchmarking activities along the lines requested, as applicable.

Historically, our benchmarking activities involving compensation of our most senior executives has been limited due primarily to two facts: first, that several of our most senior executives were compensated under employment contracts and second, that a significant percentage of our senior executive officers were also founders of JetBlue and holders of a significant amount of our common stock. As such, the Compensation Committee and they believed that each of them already had sufficient incentive to promote the Company’s growth and the achievement of its strategic goals and, therefore, it was not necessary for such officers to receive additional remuneration through increases in base salary or significant bonuses.

In 2006, we used broad-based compensation data purchased from Mercer Human Resources Consulting and Watson Wyatt involving approximately 5,000 companies to develop comparative data for review in connection with our officer compensation decisions. This information included job titles by industry and/or geographic region; minimum, mid-point and maximum salary ranges; and bonus payout ranges. We used this data to build salary and bonus-competitive ranges according to job specifications. We did not list the companies included in this compensation data in our proxy statement because we felt that, given the large number of companies included and the fact that we did not target any specific group of companies in our benchmarking activities, such level of detail could have been counterproductive and burdened the proxy statement with immaterial details. We compared the average of the compensation ranges derived from the survey data to the amounts paid to our officers in similar positions. We did not

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

calculate the percentage difference between our officers’ compensation and the average officer compensation for comparable positions from the survey data, nor did we benchmark against specific compensation elements in 2006. The Compensation Committee used this general market data, along with feedback from our Chief Executive Officer (relating to his evaluation of all of the other executive officers’ performance), and the Board’s assessment of each individual executive officer’s performance to determine the executive officers’ compensation adjustment.

The Compensation Committee and the Company are presently revising several aspects of our approach to compensation awards, including our use of comparator groups in connection with determination of salary, bonus and equity ranges and the form of equity to be granted, which will affect some elements of compensation for our executive officers in 2007. We anticipate these revisions will result in more comprehensive changes to our compensation practices in 2008. The Compensation Committee has not yet approved the specific changes, but they will be disclosed in our 2007 proxy statement (to the extent they are then finalized) with the additional level of detail outlined in the Staff’s comment.

4.

We note the discussion of the impact of individual performance on salary and merit-based increases. Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation package are structured and implemented to reflect your named executive officer’s individual performance. Please disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

In future proxy statement, we will expand our Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of our compensation package are structured and implemented to reflect our named executive officer’s individual performance, to the extent applicable.

In general, our executive officers are judged on overall corporate performance. The individual component of our executive compensation is discussed below.

As discussed in our response to Comment 1 above, in 2006, three of our named executive officers (Messrs. Neeleman, Barger and Owen) had employment agreements that provided for base salaries of $200,000 per year. None of them received raises above these amounts. For the remaining named executive officers (and all of our other salaried crewmembers), salaries and merit-based increases are determined on an annual basis through our internal review process. In 2006, this review process involved crewmembers below the level of Executive Vice President. Each year, crewmembers perform a self-

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

evaluation covering specific topics and concluding with their individual performance goals for the upcoming year. This evaluation is reviewed by each crewmember’s supervisor and, after consultation, the crewmember’s goals for the next year are approved. The overall assessment of crewmembers’ performance, including the degree to which they have achieved their personal goals, drives merit-based salary increases. The weight given to overall corporate performance versus individual goal achievement is subjective and largely determined by an individual’s supervisor and our People Department. Individual goals vary according to a crew member’s level of responsibility and the particular area of our operations in which he or she is employed. For example, in 2006, Mr. Anderson’s individual performance goals included helping to maintain the safety and reliability of our Airbus A320 aircraft and to integrate the new Embraer E190 aircraft into our fleet. The performance review process was conducted on an April to March cycle, with increases effective in April of the following year. Mr. Harvey was promoted to the Chief Financial Officer position in May 2006. His individual performance objectives were driven by the cost targets of the Company’s Return to Profitability, or RTP, plan announced during the year. These cost targets involved reducing the Company’s crewmember costs, corporate discretionary spending, supply chain costs and fuel expenditures.

As discussed below and on page 20 of our proxy statement, Mr. Harvey received a special bonus in 2006 based on his surpassing these objectives.

In addition, when reviewing executive officer compensation, the Compensation Committee may exercise its discretion with regard to compensation decisions for individual officers. The Compensation Committee does so by reviewing the officer’s performance over the past year in light of JetBlue’s corporate goals (articulated in the Flight Plan in 2006), the CEO’s evaluation of the individual officer, and the Committee members’ own interaction with and evaluation of the performance of that executive officer. For example, our CEO and the Compensation Committee in 2006 reviewed Mr. Harvey’s performance and determined that his performance in leading his team and the Company to exceeding the Company’s RTP cost control goals by 14% overall warranted the spot bonus reflected in column 2 of the summary compensation table.

Annual Incentive Bonuses, page 19

5.

You have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Please disclose the specific targets, such as those identified in the third full paragraph on page 19, and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) and

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

We will provide the requested expanded disclosure in our future proxy statements, to the extent material.

In 2006, our corporate performance criteria used for determining executive incentive compensation were provided in our Flight Plan. Our qualitative and quantitative goals (which are discussed  in further detail below) were in the following key areas: People (encompassing crewmember recruitment, development and leadership); Performance (as defined by standard Department of Transportation, or DOT,  metrics and other objectives); Prosperity (including operating margin, cost control and productivity); and our overall growth and profitability. As a company, we selected performance goals in these areas because we believe they are the most important to the operation of our business, while also giving due recognition to maintaining our values and culture. Each of the three areas is accorded the same weight in our overall analysis, which reflects our view that all three areas are equally important to our success.

Our 2006 People goals were:

•	Enhance and scale our culture
--	reducing OSHA recordable injuries
--	enhancing internal crewmember satisfaction survey scores in the areas of participation, overall job satisfaction and teamwork
•	Recruit and resource for growth
--	achieving internal promotion goals for leadership positions across the Company
--	requiring all crewleaders to attend leadership classes and be exposed to our internal “Business of the Business” concepts within six months of being hired

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

--	hiring new employees within 90 days of approval of the position opening
•	Define expectations and recognize performance
--	completing the salaried crewmember evaluation process on schedule with a rollout for hourly crewmembers
•	Improve communication and teamwork
--	creating a formal recognition program in 2006

Our 2006 Performance goals were:

•	Nail the basics—Run the daily operation safely and efficiently, especially during non-routine events
--

achieve basic safety and operational metrics (e.g., no major accidents according to the National Transportation Safety Board definition, maintain minimum ground damages per 10,000 departures, improve closure of all corrective actions by their due date, achieve operational metrics relating to on time fleet launch, departure and arrival statistics, all according to DOT definitions)

•	Grow successfully—Position our people, processes and infrastructure to support our growth
--	successfully open at least eight new cities and augment our technology infrastructure to support that growth
•	Reinforce the brand—continue to develop and deliver a consistent product
--	achieve internal customer satisfaction targets and reduce DOT customer complaints
--	maintain LiveTV operational performance at less than 1 “dark” flight per 100 and have LiveTV channels available at each seat over 99% of the time

Our 2006 Prosperity goals were:

•	Return to profitability
--	create a longer-term planning process
--	beat our profit sharing goal
•	Maximize the value of the brand
--	meet our internal revenue per available seat mile goal
--	increase non-flight revenues as a percentage of budget revenues
•	Optimize productivity
--	improve overall productivity as compared to 2005

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

•	Focus on the right costs
--	meet our internal cost per available seat mile goal, exclusive of fuel costs
--	reduce our overall fuel usage below the amount originally budgeted for the year

With respect to our People, Performance and Prosperity objectives in 2006, we scored 5.5 out of 11 (broken down as follows:  People, 1 out of 4; Performance, 1.5 out of 3; and Prosperity, 3 out of 4), for an average performance score of 50%. On pages 19 -20 of our proxy statement, we described how our executive incentive compensation is directly tied to our achievement of the goals in the Flight Plan by stating that, since we had met 50% of our objectives in the 2006 Flight Plan, our executives were awarded a 50% payout for the Company performance component of the annual incentive bonuses. We also disclosed the specific Flight Plan goals by identifying the eleven performance targets on page 19, but we did not discuss the various components of these targets because we thought an extended recitation of them would involve immaterial details that would not facilitate an investor’s understanding of our incentive compensation program.

In this regard, we note that each of our performance goals consists of multiple subgoals, which themselves further include several highly specific, sometimes technical, components. We believe that none of these subgoals or their underlying components are individually material to an understanding of our incentive compensation plan and knowledge of these items would not help an investor assess the likelihood of an executive receiving an incentive bonus since they comprise only a very small portion of the overall criteria on which an executive’s bonus decision is based and none of them receives more weight than others. We do understand, however, the importance of providing a more specific description of the material elements of our corporate performance objectives, including drilling down to disclose the material underlying subgoals, in order to give investors a clear and understandable picture of how our executive incentive compensation is tied to our corporate performance for the year in question. Therefore, in future proxy statements, we anticipate providing a more comprehensive discussion of the terms of our performance targets, along the lines set forth above with respect to our 2006 Flight Plan goals, for the year covered by that proxy statement.

To understand how difficult it may be for us to achieve all of our Flight Plan goals, and thus how difficult it may be for our executive officers to earn the maximum amount of incentive compensation for which they are eligible, we believe it is helpful to review our ability to achieve our Flight Plan goals in prior years. We started formally memorializing our Flight Plan goals and using them as a basis for determining incentive compensation in 2004. In 2004, we achieved 70% percent of our 12 Flight Plan goals (comprised of four People area goals, five Performance area goals and four Prosperity area goals). In 2005, we achieved 50% of our 12 Flight Plan goals (comprised of four goals each for People, Performance and Prosperity). In 2006, as discussed above, we achieved 50% percent of our 11 Flight Plan goals (comprised of four People goals, three Performance goals and four Prosperity goals). In considering our prior track

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

record in meeting our corporate goals, it is important to remember that we are a relatively young company and, until recently, have been viewed as a high growth company. The slowing of our growth that began in the fourth quarter of 2005, combined with the historically high fuel prices experienced in recent years, renders year-to-year comparisons of our performance record somewhat imprecise. However, as a guiding principle, we have aimed to set challenging, but achievable, Flight Plan goals and, in general, have been able to meet at least 50% of those goals.

The spot bonus awarded to Mr. Harvey is discussed in response to Comment 4.

As noted above, the Compensation Committee and the Company are presently revising aspects of our approach to compensation awards, including use of performance targets. The Compensation Committee has not yet approved the specific changes, but they will be disclosed in future proxy filings with the additional level of detail outlined in the Staff’s comment.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 24

6.	Please consider adding a separate table to disclosure potential payments upon termination or a change in control. Refer to Item 402(j) of Regulation S-K.

In future proxy statements, we will add a separate table to disclose potential payments to our named executive officers upon termination or change of control. The Company adopted a formal Change in Control Plan in mid-2007 that provides severance and other benefits to eligible crewmembers who are involuntarily terminated from employment without cause following a change in control. Previously, the Company’s only change in control compensation obligations were found in our stock option plan and in Mr. Neeleman’s and Mr. Barger’s employment agreements (as described on pages 24 and 25 of our 2006 proxy statement).

7.

We direct you to Item 402(j)(1) of Regulation S-K and note that you have omitted discussion of the definitions of key terms of the employment agreements and 2002 Stock Incentive Plan. Please concisely define terms such as “cause” and “change in control.”

In future proxy statements, we will define such key terms in any employment agreements and applicable benefits plans.

Mr. Neeleman’s and Mr. Barger’s employment agreements were filed as Exhibits 10.6 and 10.7, respectively, to our Registration Statement on Form S-1, as amended (SEC file no. 333-82576), and first amendments to each of these agreements were filed as Exhibits 10.5 and 10.6, respectively, to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

The term “cause,” as used in each of Mr. Neeleman’s and Mr. Barger’s employment agreement, means: a conviction of or a plea of nolo contendere to any felony or a crime

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

involving moral turpitude or dishonesty; fraud or breach of company policies which materially adversely affects the Company; intentional damage to the Company’s property or business; gross insubordination or incompetence; habitual neglect of such officer’s duties with the Company; or conduct which demonstrates gross unfitness to serve, including alcoholism or substance abuse.

Our 2002 Stock Incentive Plan was filed as Exhibit 10.17 to our Registration Statement on Form S-1, as amended (File No. 333-82576). The phrase “change in control,” as used in the 2002 Stock Incentive Plan, means any of the following: a change in ownership or control of the Company effected through a merger, consolidation or other reorganization approved by our stockholders (unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned our outstanding voting securities immediately prior to such transaction); the sale, transfer or other disposition of all or substantially all of our assets in a liquidation or dissolution; or the acquisition, directly or indirectly by any person or group of persons unaffiliated with us, of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities pursuant to a tender or exchange offer made to our stockholders.

8.

Where appropriate, please describe and explain how the appropriate payments and benefit levels are determined for the purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

With regard to Messrs. Neeleman, Barger and Owen, termination and severance arrangements were provided in their employment agreements, which were entered into in 1998. The contractual provisions are described on pages 24 and 25 of the 2006 proxy statement. There were no such arrangements in place for Messrs. Harvey, Anderson and Claydon in 2006. To the extent any such arrangements were to be entered into in the future with any of our named executive officers, they would be negotiated on a case-by-case basis. In future proxy statements, we will discuss in the Compensation Discussion and Analysis how these arrangements fit into our overall compensation objectives and affect the decisions we make regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Transactions with Related Persons, page 28

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

9.

Although you note that related party transactions must occur on terms no less favorable than could be obtained from unaffiliated third parties, your disclosure suggests that the audit committee and board of directors may also apply additional review standards. Please discuss in materially complete detail the policies and procedures relating to the approval or ratification of related party transactions. Refer to Item 404 of Regulation S-K.

Our Audit Committee and Board of Directors are each required to review and approve any potential related party transaction in which the dollar amount exceeds $50,000 prior to our entering into the proposed transaction, even when the terms are no less favorable than could be obtained from unaffiliated third parties. Our policies further provide that only disinterested directors are entitled to vote on such a related person transaction presented for Board approval. In future proxy statements, we will include this additional disclosure.

Daniel Morris, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

In connection with our above responses to the Staff’s comments, JetBlue acknowledges that:

•	JetBlue is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	JetBlue may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If any of our responses require further explanation, please call me at (718) 709-3030.

Very truly yours,
/s/ James G. Hnat
James G. Hnat Executive Vice President, General Counsel and Corporate Secretary